Filed Pursuant to Rule 253(g)(2)
File No. 024-12319

ARRIVED SFR GENESIS FUND, LLC
SUPPLEMENT NO. 2 DATED OCTOBER 27, 2026
TO THE OFFERING CIRCULAR DATED JUNE 24, 2026

This document supplements, and should be read in conjunction with, the offering circular of Arrived SFR Genesis Fund, LLC (“we”, “our” or “us”), dated June 24, 2026, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

●	Our Net Asset Value (“NAV”) Per Share as of October 25, 2026; and
●	Historical NAV Information

Net Asset Value as of October 25, 2026

As of October 25, 2026, our net asset value (“NAV”) per common share is $9.86. This NAV per common share shall be effective until updated by us on or about January 25, 2027.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	August 31, 2026 [1]	May 31, 2026 [1]
ASSETS
Cash and cash equivalents	178,627	22,408
Property and equipment, net	17,695,530	17,822,897
Note receivable, net	5,385,691	5,172,299
Interest receivables	148,753	119,538
Receivables	279,702	245,345
Total assets	$23,688,304	$23,382,488

LIABILITIES
Accrued expenses	207,750	248,634
Tenant deposits	127,869	112,594
Note payable	5,730,000	4,775,000
Distributions payable	-	-
Due to related party	84,054	628,673
Total liabilities	6,149,673	5,764,901

MEMBERS' EQUITY
Common shares; 2,149,189 and, 2,127,774 shares outstanding, net of offering costs, on August 31, 2026 and May 31, 2026, respectively	18,799,531	18,849,436
Retained earnings (accumulated deficit)	(1,260,900)	(1,231,849)
Total members' equity	17,538,631	17,617,587
Total liabilities and members' equity	23,688,304	23,382,488

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	17,538,631	17,617,587
Net adjustments to fair value	3,004,922	3,032,450
Capitalized up front offering fees	644,654	638,778
TOTAL NET ASSETS	21,188,206	21,288,815
NET ASSET VALUE PER SHARE, on 2,149,189 and, 2,127,774 shares outstanding, net of offering costs, on August 31, 2026 and May 31, 2026, respectively	$9.86	$10.01

[1] Estimated Balance Sheets as of August 31, 2026 and May 31, 2026.

As described in the section “Description of our Common Shares—Valuation Policies,” in the Offering Circular, our operating agreement provides that, following the initial period, at the end of each quarterly period our Manager’s internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●
an estimated value of our investments, as determined by the Manager’s asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances reports of the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on our common shares; and

●
estimated accruals of the revenues, fees and expenses where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over the lesser of ten years and the fixed rate period of the long term financing tied directly to the assets (typically five to ten years), and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the Company by our Manager.

Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. We do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments in primary residences, we do not believe that the value of a many of our assets can be determined based solely on the business activities as the resale value of such asset will be decided independently of the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your common shares in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their common shares, or holders who repurchase such common shares, or existing holders. In instances where we determine that an appraisal of a property is necessary, including, but not limited to, instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per share.

As there is no market value for our common shares as they are not expected to be listed or traded on any stock exchange, our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our common shares on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager’s asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period to date.

Date	NAV Per Share
Inception (September 25, 2023)	$10.00
April 25, 2024	$9.97
July 25, 2024	$9.97
October 25, 2024	$9.96
January 25, 2025	$10.02
April 25, 2025	$10.05
July 25, 2025	$10.05
October 25, 2025	$10.07
January 25, 2026	$10.03
April 25, 2026	$10.01
July 25, 2026	$10.01
October 25, 2026	$9.86